Exhibit 99.45

EXECUTION COPY

AGENCY AGREEMENT

August 26, 2021

First Cobalt Corp.

401 Bay Street, 6th Floor

Toronto, Ontario, M6H 2Y4

Attention: Trent Mell, President, Chief Executive Officer and Director

Dear Sirs/Mesdames:

BMO Nesbitt Burns Inc., as sole agent (the "Agent"), understands that First Cobalt Corp. (the "Company") hereby agrees to issue and sell, upon and subject to the terms hereof, an aggregate of 38,150,000 common shares of the Company (the "Offered Securities"), on a "over-night marketed" basis, at a price of $0.25 per Offered Security (the "Offering Price") for aggregate gross proceeds of up to $9,537,500.

The offering of the Offered Securities by the Company is hereinafter referred to as the "Offering".

The Offering shall take place in each of the Qualifying Jurisdictions.

The undersigned understand that the Company has prepared and filed with each of the Canadian securities regulatory authorities (the "Canadian Securities Commissions") in each of the provinces and territories of Canada (the "Filing Jurisdictions") (i) a preliminary short form base shelf prospectus dated November 18, 2020 (together with the Documents Incorporated by Reference (as hereinafter defined) therein, the "Preliminary Base Shelf Prospectus"), and (ii) a final short form base shelf prospectus dated November 26, 2020 (together with the Documents Incorporated by Reference therein and any supplements or amendments thereto, the "Final Base Shelf Prospectus"), in respect of up to $20,000,000 aggregate offering price of common shares, warrants, subscription receipts and units of the Company, omitting the Shelf Information (as hereinafter defined) in accordance with the Shelf Procedures (as hereinafter defined) and that the Company has received a Prospectus Receipt (as hereinafter defined) for the Preliminary Base Shelf Prospectus on November 23, 2020 and for the Final Base Shelf Prospectus on November 27, 2020.

In addition, the undersigned also understand that the Company will prepare and file on the date hereof, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the "Prospectus Supplement", and, together with the Final Base Shelf Prospectus, the "Final Prospectus") in order to qualify for distribution to the public the Offered Securities in all of the provinces and territories of Canada (the "Qualifying Jurisdictions ") through the Agent or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Agent.

The information, if any, included in the Prospectus Supplement that is omitted from the Final Base Shelf Prospectus for which a Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Final Base Shelf Prospectus as of the date of the Prospectus Supplement, is referred to herein as the "Shelf Information".

Any reference herein to any "amendment" or "supplement" to the Final Base Shelf Prospectus or the Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions after the date of the Final Base Shelf Prospectus or the Final Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the Canadian Securities Laws (as hereinafter defined), as applicable, and (ii) any such document so filed.

Offers and sales of the Offered Securities in the United States shall be made only to Qualified Institutional Buyers (as hereinafter defined) on a private placement basis pursuant to the exemption from the registration requirements of the U.S. Securities Act (as hereinafter defined) provided by Section 4(a)(2) of the U.S. Securities Act and pursuant to exemptions from the securities laws of applicable states of the United States, and in all cases, in accordance with U.S. Securities Laws (as hereinafter defined) and the provisions of Schedule A to this Agreement.

In consideration of the Agent's services to be rendered in connection with the Offering, including distributing the Offered Securities, directly and through other investment dealers and brokers, the Company agrees to pay the Agent's Fee (as defined herein) to the Agent at the Closing Time (as defined below).

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1       INTERPRETATION

(1)         Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

"affiliate" has the meaning given to it in the Business Corporations Act (Ontario);

"Agent" has the meaning given to it in the first paragraph of this Agreement;

"Agent's Expenses" has the meaning given to it in Section 17;

"Agent's Fee" has the meaning given to it in Section 12(1);

"Agreement" means the agreement resulting from the acceptance by the Company of the offer made by the Agent by this agency agreement;

"Applicable Laws" means, in relation to any person or persons, the Canadian Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"BMO Business" has the meaning given to it in Section 18;

"Business Day" means any day, other than a Saturday or Sunday, on which banks are open for business in Toronto, Ontario;

"Canadian Securities Commissions" has the meaning given to it in the fourth paragraph of this Agreement;

"Canadian Securities Laws" means all securities laws of each of the Filing Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Filing Jurisdictions;

"CDS" means CDS Clearing and Depository Services Inc.;

"Closing Date" has the meaning given to it in Section 15;

"Closing Time" has the meaning given to it in Section 15;

"Common Shares" means the common shares in the capital of the Company;

"Company" means First Cobalt Corp.;

"controlled", "distribution", "material change", "material fact" and "misrepresentation" have the respective meanings given to them in the Securities Act (Ontario), except where otherwise specified in this Agreement;

"Corporate Records" has the meaning given to it in Section 7(11);

"Documents Incorporated by Reference" means all interim and annual financial statements, management's discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Document and other documents that are or are required by Canadian Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

"Eligible Issuer" means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus, using the Shelf Procedures;

"Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest;

"Environmental Laws" has the meaning given in Section 7(38)(a);

"Environmental Permits" has the meaning given in Section 7(38)(b);

"Filing Jurisdictions" has the meaning given to it in the fourth paragraph of this Agreement;

"Final Base Shelf Prospectus" has the meaning given to it in the fourth paragraph of this Agreement;

"Final Prospectus" has the meaning given to it in the fifth paragraph of this Agreement;

"Financial Statements" has the meaning given to it in Section 7(17);

"Funding Condition" has the meaning given to it in Section 19.

"Governmental Authority" means and includes, without limitation, any national, federal, provincial, state or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

"Hazardous Substances" has the meaning given to it in Section 7(38)(a);

"IFRS" has the meaning given to it in Section 7(17);

"Indemnified Party" has the meaning given to it in Section 9(1);

"Indemnifying Party" has the meaning given to it in Section 9(1);

"insiders" has the meaning given to it in the Securities Act (Ontario);

"Intellectual Property" has the meaning given to in Section 7(32);

"Iron Creek Project" means the Company's 100% owned Iron Creek Project located in Idaho, United States;

"Iron Creek Technical Report" means the technical report titled "Technical Report with Updated Mineral Resources, Iron Creek Cobalt Project, Lemhi County, Idaho, USA" dated November 27, 2019 with an effective date of November 27, 2019, authored by Steven J. Ristorcelli, C.P.G., P.G., Principal Geologist by Mine Development Associates, Inc, and Joseph Schlitt, MMSA QP, President of Hydrometal Inc.

"Marketing Document" means the term sheets filed on SEDAR on August 23, 2021 and August 25 2021, which are incorporated by reference into the Prospectus Supplement the "Term Sheets"), and any other marketing materials approved in accordance with Section 7(5);

"marketing materials" has the meaning given to it in NI 41-101;

"Material Adverse Effect" means any event, fact, circumstance, development, occurrence or state of affairs that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company whether or not arising in the ordinary course of business;

"Material Agreements" mean any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Company or any subsidiary is a party or by which the Company or a material portion of the assets thereof are bound which is material to the Company (on a consolidated basis);

"Material Subsidiaries" means Cobalt Camp Refinery Limited and U.S. Cobalt Inc.;

"Money Laundering Laws" has the meaning given in Section 7(48);

"NI 41-101" means National Instrument 44-101 - General Prospectus Requirements;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"Note Offering" has the meaning given to it in Section 19.

"Offered Securities" has the meaning given to it in the second paragraph of this Agreement;

"Offering" has the meaning given to it in the second paragraph of this Agreement;

"Offering Documents" means each of the Final Prospectus, any Prospectus Amendment, including the Documents Incorporated by Reference and any Marketing Document, and the U.S. Memorandum;

"Offering Price" has the meaning given to it in the first paragraph of this Agreement;

"Permits" has the meaning given to it in Section 7(39);

"Person" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

"Preliminary Base Shelf Prospectus" has the meaning given to it in the fourth paragraph of this Agreement;

"Prospectus Amendment" means any amendment to the Final Prospectus;

"Prospectus Receipt" means, as applicable, the receipt issued by the Ontario Securities Commission and the Ontario Securities Commission, which is deemed to also be a receipt of the other Canadian Securities Commission pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, for the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus and any Prospectus Amendment, as the case may be;

"Properties" means the Refinery and the Iron Creek Project;

"Prospectus Supplement" has the meaning given to it in the fifth paragraph of this Agreement;

"Purchasers" means, collectively, each of the purchasers of the Offered Securities arranged by the Agent pursuant to the Offering;

"Qualifying Jurisdictions" has the meaning given to it in the fourth paragraph of this Agreement;

"Qualified Institutional Buyer" has the meaning given to it in Section 2(7).

"Refinery" means the Company's 100% owned cobalt refinery located in Lorrain Township, near Cobalt, Ontario;

"Refinery Opinion" has the meaning given to it in Section 16(1)(c);

"Refinery Study" means the independent engineering study titled "First Cobalt Refinery Project—AACE Class 3 Feasibility Study" dated July 9, 2020 and prepared by Ausenco Engineering Canada Inc. under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Selling Firm" has the meaning given to it in Section 2(1);

"Shelf Information" has the meaning given to it in the sixth paragraph of this Agreement;

"Shelf Procedures" means NI 44-101 and NI 44-102;

"subsidiary" has the meaning given to it in the Business Corporations Act (Ontario);

"Supplementary Material" means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Canadian Securities Laws relating to the Offering and/ or the distribution of the Offered Securities;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, both as amended from time to time and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement;

"template version" has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

"TSXV" means the TSX Venture Exchange;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Affiliate" means the U.S. registered broker-dealer affiliate of the Agent;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

"U.S. Memorandum" means the U.S. private placement memorandum, in a form satisfactory to the Agent and the Company, to which will be attached the Final Prospectus, to be delivered to any purchasers of the Offered Securities in the United States;

"U.S. Securities Laws" means all applicable securities laws in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and any applicable state securities laws;

(2)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(3)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(4)	Any reference in this Agreement to "$" or to "dollars" shall refer to the lawful currency of Canada, unless otherwise specified.

(5)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule A – Compliance with United States Securities Laws

Schedule B – Refinery Permits

Section 2       DISTRIBUTION OF THE OFFERED SECURITIES

(1)	Subject to prior approval by the Company, the Agent shall be permitted to (a) appoint additional investment dealers or brokers (each, a "Selling Firm") as its agents in the Offering and (b) determine the remuneration payable to such Selling Firm. The Agent may offer the Offered Securities, directly and through Selling Firms or any duly registered affiliate of the Agent, in the Qualifying Jurisdictions, for sale to the public only in accordance with Canadian Securities Laws and in any jurisdiction outside of Canada and the United States (subject to Section 6 hereof) to purchasers permitted to purchase the Offered Securities only in accordance with Canadian Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. The Agent shall require any Selling Firm appointed by the Agent to agree to the foregoing and the Agent shall be responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)	The Agent shall, and shall require any Selling Firm to agree to, distribute the Offered Securities in a manner that complies with all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Offered Securities or distribute the Offering Documents, as applicable, in connection with the distribution of the Offered Securities and will not, directly or indirectly, offer, sell or deliver any Offered Securities or deliver the Offering Documents, as applicable, to any person in any jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the Company to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of such other jurisdictions.

(3)	For purposes of this Section 2, the Agent shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a Prospectus Receipt shall have been obtained following the filing of the Final Prospectus, unless otherwise notified in writing by the Company.

(4)	The Agent shall use its reasonable best efforts to complete the distribution of the Offered Securities as promptly as possible after the Closing Time. The Agent shall promptly notify the Company when, in its opinion, the distribution of the Offered Securities has ceased and will provide to the Company, as soon as practicable thereafter (and in any event not later than thirty (30) days following the Closing Date), a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions, where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions.

(5)	The Agent shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the Offering Documents.

(6)	The Agent acknowledges that the Company is not taking any steps to qualify the Offered Securities for distribution or register the Offered Securities or the distribution thereof with any securities authority outside of the Qualifying Jurisdictions.

(7)	The Company and the Agent hereby acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws. The Agent will offer the Offered Securities for sale by the Company in the United States through its U.S. Affiliate pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable state securities laws, and in accordance with Schedule A to this Agreement, to persons who the Agent reasonably believe to be "qualified institutional buyers", as defined in Rule 144A under the U.S. Securities Act, that are also “accredited investors”, as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (a "Qualified Institutional Buyer").

(8)	Any press release announcing or otherwise concerning the Offering shall include an appropriate notation as follows: "NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES". In addition, any such press release shall contain the following disclaimer: "The securities offered have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful."

Section 3       FILING OF PROSPECTUSES; MARKETING MATERIALS; DUE DILIGENCE

(1)	During the period of the distribution of the Offered Securities, the Company shall cooperate in all respects with the Agent to allow and assist the Agent to participate fully in the preparation of, and allow the Agent to approve (acting reasonably) the form and content of, the Offering Documents and shall allow the Agent to conduct all "due diligence" investigations which the Agent may reasonably require to fulfil the Agent's obligations under Canadian Securities Laws as agent and, in the case of the Prospectus Supplement and any Prospectus Amendment, to enable the Agent responsibly to execute any certificate required to be executed by the Agent.

(2)	Without limiting the generality of clause (1) above, during the distribution of the Offered Securities:

(a)	the Company shall prepare, in consultation with the Agent, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Agent to any such potential Purchasers, and such marketing materials shall comply with Canadian Securities Laws and shall be acceptable in form and substance to the Agent and its counsel, acting reasonably;

(b)	the Agent shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)	the Company shall file a template version of any such marketing materials on SEDAR as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Agent and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Ontario Securities Commission), and the Company shall provide a copy of such filed template version to the Agent as soon as practicable following such filing; and

(d)	following the approvals and filings set forth in Section 3(2)(a) to (c) above, the Agent may provide a limited use version of such marketing materials to potential Purchasers in accordance with Canadian Securities Laws.

(3)	The Company and the Agent covenant and agree not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved and filed as contemplated in Section 3(2).

Section 4       MATERIAL CHANGES

(1)	During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Company covenants and agrees with the Agent that it shall promptly notify the Agent in writing of:

(a)	any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Company;

(b)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on or prior to the date of such document; or

(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Securities are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company.

(2)	The Agent agrees, and will require each Selling Firm to agree, to cease the distribution of the Offered Securities upon the Agent receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the distribution of the Offered Securities until Supplementary Materials disclosing such change are filed in the Filing Jurisdictions.

(3)	The Company shall promptly comply with all applicable filing and other requirements under Canadian Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Agent with a copy of such Supplementary Material or other document and consulting with the Agent with respect to the form and content thereof.

(4)	If during the distribution of the Offered Securities there is any change in any Canadian Securities Laws, which results in a requirement to file a Prospectus Amendment, the Company shall, subject to the proviso in subsection (2) above, make any such filing under Canadian Securities Laws as soon as possible.

(5)	The Company shall in good faith discuss with the Agent any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5       DELIVERIES TO THE AGENT

(1)	The Company shall deliver or cause to be delivered to the Agent, forthwith:

(a)	copies of the Final Prospectus duly signed by the Company as required by the laws of all of the Qualifying Jurisdictions and any Marketing Document;

(b)	copies of any Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions;

(c)	copies of the U.S. Memorandum; and

(d)	provided, that with respect to clauses (a) and (b) of this Section 5(1) if the documents are available on SEDAR, they shall be deemed to have been delivered to the Agent as required by this Section 5(1).

(2)	The Company shall as soon as practicable cause to be delivered to the Agent in such cities in the Qualifying Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Final Prospectus, , the U.S. Memorandum and any Marketing Document, excluding in each case the Documents Incorporated by Reference, as the Agent shall reasonably require. The Company shall similarly cause to be delivered to the Agent commercial copies of any Prospectus Amendment, excluding in each case the Documents Incorporated by Reference. The Company agrees that such deliveries shall be effected as soon as possible and, in any event, in all cities with respect to the Final Prospectus, , the U.S. Memorandum, any Marketing Document and any Prospectus Amendment by 9:00 a.m. (Vancouver time) on the second Business Day following filing of the Final Prospectus or Prospectus Amendment, as the case may be, provided that the Agent have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Agent and Selling Firms of the Offering Documents in connection with the distribution of the Offered Securities in compliance with the provisions of this Agreement.

(3)	By the act of having delivered the Offering Documents to the Agent, the Company shall have represented and warranted to the Agent that all information and statements (except information and statements relating solely to the Agent and provided by them in writing solely for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof, comply with Canadian Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Canadian Securities Laws.

(4)	The Company shall also deliver or cause to be delivered to the Agent, concurrently with the filing of the Prospectus Supplement with the Canadian Securities Commissions, a "long form" comfort letter of each of MNP LLP and KPMG LLP, in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent and the directors of the Company, with respect to certain financial and accounting information relating to the Company and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors' report incorporated by reference in the Final Prospectus.

(5)	On or prior to the time of filing of the Final Prospectus, the Company shall deliver or cause to be delivered to each of the Agent a copy of the letter from the TSXV advising the Company that conditional approval of the listing of the Offered Securities has been granted by the TSXV, subject to the satisfaction by the Company of the conditions set out therein.

Section 6       REGULATORY APPROVALS

The Company will make all necessary filings, use its best efforts to obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will use its best efforts to qualify the Offered Securities for offering and sale under the Canadian Securities Laws of the Qualifying Jurisdictions and maintain such qualifications in effect for so long as required for the distribution of the Offered Securities; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Agent and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Securities therein.

Section 7       REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Agent and acknowledges that the Agent is relying on such representations and warranties in entering into this Agreement. The representations and warranties of the Company contained in this Agreement shall be true as of the date hereof, the Closing Time.

(1)	Compliance with Canadian Laws and Regulations. No cease trade order preventing or suspending the use of the Final Prospectus, as applicable, or preventing the distribution of the Offered Securities has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Securities Commissions; as of their respective dates and upon filing with the Canadian Securities Commissions the Final Base Shelf Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Securities Commissions in the Filing Jurisdictions has issued or is deemed to have issued receipts for the Preliminary Base Shelf Prospectus and the Final Base Shelf Prospectus. On the Closing Date (i) the Final Prospectus will comply in all material respects with applicable Canadian Securities Laws, and (ii) the Final Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, will constitute at the Closing Date full, true and plain disclosure of all material facts relating to the Offered Securities, that is required to be in the Final Prospectus, and did not at the respective dates thereof, and will not at the Closing Date contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To its knowledge, the Company is not a "related issuer" or "connected issuer" (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of the Agent, except as disclosed in the Offering Documents.

(2)	Reporting Issuer and TSXV Status. The Company is a "reporting issuer" in the Filing Jurisdictions. Other than as disclosed in writing to the Agent, the Company is in compliance in all material respects with the by-laws, rules and regulations of the TSXV.

(3)	Eligible Issuer. The Company is an Eligible Issuer.

(4)	Incorporated Documents. The Documents Incorporated by Reference in the Offering Documents, when they were filed with the Canadian Securities Commissions, conformed in all material respects to the requirements of the Canadian Securities Laws; and any further Documents Incorporated by Reference in the Offering Documents prior to the completion of the distribution of the Offered Securities, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(5)	No Marketing Materials. Other than the Term Sheets the Company has not provided any marketing materials to any potential Purchasers.

(6)	No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Offered Securities, nor the consummation of any of the transactions contemplated herein, nor the compliance by the Company or any subsidiary with the terms and provisions hereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company or any subsidiary may be bound or to which any of the property or assets of the Company or any subsidiary is subject, except such conflicts, breaches or defaults as may have been waived; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company or any subsidiary, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or any subsidiary or of any Governmental Authority having jurisdiction over the Company or any subsidiary.

(7)	No Misstatement or Omission in marketing materials. The Term Sheets did not include any information that conflicted with the information contained in any Offering Document or any Document Incorporated by Reference that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Marketing Document made in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Agent specifically for inclusion therein as contemplated by Section 9(1).

(8)	Offered Securities. At the Closing Time, all of the Offered Securities will be duly and validly authorized and issued and fully paid and non-assessable Common Shares, and none of such Offered Securities will have been issued in violation of the pre-emptive or similar rights of any securityholder of the Company or of any other person.

(9)	Organization. The Company is duly organized, validly existing as a corporation and in good standing under the laws of its jurisdiction of incorporation. The Company is duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such license or qualification, and has all corporate power and authority necessary to own or hold its properties and to conduct its businesses as described in the Offering Documents. Each of the Material Subsidiaries (A) has been duly organized and is validly existing under the laws of the jurisdiction of its organization and is up-to-date in respect of all material corporate filings; and (B) has all requisite corporate power and capacity to carry on its business as now conducted and to own or lease and operate its properties and assets. The Material Subsidiaries are the only subsidiaries of the Company which are material to the Company and the Company is the direct or indirect legal, registered and beneficial owner of the issued and outstanding shares of each of the Material Subsidiaries as set out in the Offering Documents, free and clear of all material Encumbrances, except as disclosed in the Offering Documents.

(10)	Minute Books. All existing minute books of the Company and the Material Subsidiaries, including all existing records of all meetings and actions of the board of directors (collectively, the "Corporate Records") have been made available to the Agent and its counsel, and all such Corporate Records are complete in all material respects. There are no material transactions, agreements or other actions of the Company that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All required filings have been made with the appropriate Governmental Authorities in the province of Ontario in a timely fashion under the Canada Business Corporations Act.

(11)	No Violation or Default. The Company and each Material Subsidiary are not (i) in violation of its articles or similar organizational documents in any material respect; (ii) in violation or default in any material respect, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or each Material Subsidiary is a party or by which the Company or each Material Subsidiary is bound or to which any of the property or assets of the Company or each Material Subsidiary is subject; or (iii) in violation in any material respect of any Applicable Law. To the Company's knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it is a party is in violation or default in any respect thereunder.

(12)	Enforceability of Agreements. All Material Agreements are legal, valid and binding obligations of the Company or its subsidiaries enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof.

(13)	Authorization; Enforceability. The Company has full corporate power and authority to enter into this Agreement and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable in accordance with its terms, the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof.

(14)	No Material Adverse Effect. Subsequent to March 31, 2021, there has not been any Material Adverse Effect and there has been no event or occurrence that would reasonably be expected to result in a Material Adverse Effect except as disclosed in the Offering Documents.

(15)	Filings. The Company has filed all documents or information required to be filed by it under Canadian Securities Laws and the rules, regulations and policies of the TSXV, except where the failure to file such document or information would not result in a Material Adverse Effect; and the Company has not filed any confidential material change report that at the date hereof remains confidential.

(16)	Financial Information. The audited financial statements of the Company as at December 31, 2020 and December 31, 2019 and interim unaudited financial statements of the Company as at March 31, 2021, together with the related notes and schedules (the "Financial Statements"), present fairly, in all material respects, the consolidated financial position of the Company as of the dates indicated and the consolidated statements of operations and comprehensive income and statements of changes in shareholders' equity of the Company for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), applied on a consistent basis during the periods involved. The Company does not have any liabilities or material obligations, whether contingent or otherwise, of the type required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities or obligations: (i) that occurred in the ordinary course of business, (ii) reflected in or reserved against in the Financial Statements, or (iii) reflected in the Offering Documents.

(17)	Independent Accountants. MNP LLP, who has delivered their report with respect to the audited Financial Statements for 2019 (as defined above and which term as used in this Agreement includes the related notes thereto), and KPMG LLP, who has delivered their report with respect to the audited Financial Statements for 2020 (as defined above and which term as used in this Agreement includes the related notes thereto), are each independent public, certified public or chartered public accountants as required by applicable Canadian Securities Laws. There has not been any "reportable event" (as that term is defined in NI 51-102) with MNP LLP, KPMG LLP or any other prior auditor of the Company.

(18)	Disclosure Controls. The Company maintains systems of internal accounting controls applicable under IFRS in applicable periods, or sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company's internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting.

(19)	Capitalization. The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and are not subject to any pre-emptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in or included or incorporated by reference in the Offering Documents as of the dates referred to therein (other than the grant of additional options under the Company's equity compensation plans, or changes in the number of outstanding Common Shares due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof) and such authorized capital conforms in all material respects to the description thereof set forth in, or included or incorporated by reference in the Offering Documents. The description of the securities of the Company in the Offering Documents is complete and accurate in all material respects. Except as disclosed in or contemplated by or included or incorporated by reference in the Offering Documents, the Company has not issued any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities. Except as disclosed in or contemplated by or included or incorporated by reference in the Offering Documents, no person has any agreement or option or right or privilege (whether by law, preemptive or contractual) issued or capable of becoming an agreement for: (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company; or (ii) the repurchase by or on behalf of the Company of any issued and outstanding securities of the Company.

(20)	Share Capital of the Company. The authorized capital of the Company consists of an unlimited number of Common Shares of which, as of the date hereof, 496,177,116 Common Shares were outstanding as fully paid and non-assessable shares in the capital of the Company.

(21)	Voting or Control Agreements. No agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company.

(22)	Restrictions on Business. Except as disclosed in the Offering Documents or otherwise pursuant to the Note Offering, neither the Company nor any Material Subsidiary are a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any Material Subsidiary to compete in any line of business, transfer or move any of its assets or operations which materially and adversely affects, or could reasonably be expected to materially and adversely affect, the business practices, operations or condition of the Company and any Material Subsidiary.

(23)	No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Offering Documents or included in the Offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(24)	No Consents Required. No consent, approval, authorization, order, registration or qualification of or with Governmental Authority or stock exchange is required for the execution, delivery and performance by the Company of this Agreement or the issuance and sale by the Company of the Offered Securities, except for (i) the qualification of the Offered Securities for distribution in the Qualifying Jurisdictions by the filing of the Offering Documents; and (ii) the approval of the TSXV.

(25)	Forward-Looking Information. No forward-looking information within the meaning of Section 1(1) of the Securities Act (Ontario) contained or incorporated by reference in the Offering Documents has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith, and any such statements have been updated by the Company as required pursuant to NI 51-102.

(26)	Certificates. The form of certificates representing the Offered Securities to the extent that physical certificates are issued for such securities, will be in due and proper form and conform to the requirements of the Canada Business Corporations Act, the articles of continuance of the Company and applicable requirements of the TSXV or will have been otherwise approved by the TSXV.

(27)	Transfer Agent. AST Trust Company (Canada) has been duly appointed as registrar and transfer agent for the Common Shares.

(28)	No Litigation. Except as disclosed in or incorporated by reference in the Offering Documents and there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company's knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or any Material Subsidiary is a party or to which any property of the Company or any Material Subsidiary is subject that, individually or in the aggregate, if determined adversely to the Company or any Material Subsidiary, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; except as disclosed in or incorporated by reference in the Offering Documents, to the Company's knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others.

(29)	Material Agreements. None of the Company, any Material Subsidiary or, to the Company's knowledge, any other party is in material default in the observance or performance of any material term or material obligation to be performed by any of them under any Material Agreement and, no event has occurred which with notice or lapse of time or both would constitute such a default.

(30)	Proposed Acquisition. Except as disclosed in or incorporated by reference in the Offering Documents there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(31)	Intellectual Property Rights. Except as disclosed in or incorporated by reference in the Offering Documents, the Company owns, possesses, licenses or has other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the "Intellectual Property"), necessary for the conduct of their respective businesses as now conducted.

(32)	No Material Defaults. The Company has not defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases.

(33)	Title to Real and Personal Property.

(a)	Except as disclosed in documents filed by or on behalf of the Company with the Canadian Securities Commissions in compliance, or intended compliance, with Canadian Securities Laws, and as set forth in the Refinery Opinion, the Company is the beneficial owner (or co-owner where so described in the Offering Documents) of, or has the right to acquire the interests in, the material properties, business and assets referred to in the Offering Documents, free of all Encumbrances whatsoever (other than those Encumbrances or other defects in title that: (i) are disclosed in documents filed by or on behalf of the Company with the Canadian Securities Commissions, and in the Refinery Opinion, or (ii) would not have a Material Adverse Effect).

(b)	Any and all agreements pursuant to which the Company holds or will hold any such interest in its material property, business or assets are in good standing in all material respects according to their terms, and the properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated.

(34)	Properties.

(a)	The Refinery and the Iron Creek Project are the only properties or assets currently material to the Company.

(b)	The Company holds either mining leases, mining claims, mineral claims, surface leases or exploration permits or exploitation permits recognized in the jurisdiction in which the Properties are located (or valid agreements to acquire such property interests from third parties, which agreements are in good standing) in respect of the ore bodies and minerals located in the Properties as described in the Offering Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company to explore and commercially extract the minerals relating thereto.

(c)	All mining leases, mineral claims and surface leases relating to the Properties in which the Company has an interest or right are valid and in good standing in accordance with all Applicable Laws.

(d)	The Company has all necessary surface rights, access rights and other necessary rights and interest relating to the Properties granting the right and ability, as applicable, to explore, access and commercially exploit and refine (except as disclosed in the Final Prospectus in the case of refining) minerals in the manner currently conducted or anticipated to be conducted in the near term, subject to the Company's ability to maintain the Permits (as defined below), with only such exceptions as do not materially interfere with the use made by the Company of the rights or interests in the Properties.

(e)	Except as disclosed in the Offering Documents, all assessments or other work required to be performed or license fees required to be paid in relation to the material mineral claims of the Company in order to maintain their respective interests therein, if any, have been performed or paid to date.

(f)	Except as disclosed in the Offering Documents, the Company has acquired, or will acquire, all of the material approvals (including environmental approvals), permits, licenses or rights required by the Company to carry out its planned operations at the Refinery.

(g)	Except as disclosed in the Offering Documents, the Company does not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof.

(h)	There are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Company has received notice against any Properties.

(i)	The Company has filed or will file all work reports or other documents required in connection with the Properties with the relevant Governmental Authority.

(35)	Aboriginal Claims. There are no material claims or actions with respect to aboriginal or native rights against or affecting the Company or, to the best of the knowledge of the Company, pending or threatened, including with respect to the Properties. Other than as set forth in the Offering Documents, the Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the such properties, and no material dispute in respect of such properties with any local or aboriginal or native group exists or, to the knowledge of the Company, is threatened or imminent with respect thereto or activities thereon.

(36)	Exploration and Exploitation Activities. All mineral exploration and exploitation activities by the Company or the Material Subsidiaries on the properties of the Company have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with.

(37)	Environmental Laws. Except as set forth in the Offering Documents:

(a)	the Company and the Material Subsidiaries are in compliance in all material respects with all applicable federal, provincial, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the "Environmental Laws") applicable to the Company or any Material Subsidiary and relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (the "Hazardous Substances");

(b)	the Company and the Material Subsidiaries have obtained all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the "Environmental Permits") necessary as at the date hereof for the operation of the business currently carried on by the Company and the Material Subsidiaries and each Environmental Permit is valid, subsisting and in good standing and the Company and the Material Subsidiaries are not in material default or breach of any Environmental Permit, and no proceeding is pending or, to the knowledge of the Company, threatened, to revoke or limit any Environmental Permit;

(c)	neither the Company nor any Material Subsidiary have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect, and neither the Company nor any Material Subsidiary (including, if applicable, any predecessor companies) has not settled any allegation of non-compliance that would have a Material Adverse Effect short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company and the Material Subsidiaries, nor to the knowledge of the Company, have any such orders or directions been threatened;

(d)	neither the Company nor any Material Subsidiary have received any notice wherein it is alleged or stated that the Company or any Material Subsidiary is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any Environmental Laws other than in the ordinary course of business;

(e)	neither the Company nor any Material Subsidiary have received any request for information in connection with any federal, municipal or local inquiries as to disposal sites and, to the best of the knowledge of the Company, there are no environmental audits, evaluations, assessments, studies or tests being conducted by any federal, municipal or local except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course; and

(f)	the Company and the Material Subsidiaries are in compliance in all material respects with all applicable workers compensation and health and safety and workplace laws, regulations and policies.

(38)	Permits. Except as disclosed in the Offering Documents:

(a)	the Company and the Material Subsidiaries have obtained or identified all the material permits, certificates, and approvals (collectively, the "Permits") which are required for its current operations on the Material Properties, which Permits include all necessary permits to operate and commercially exploit minerals from the Iron Creek Project;

(b)	the required Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Company or the Material Subsidiaries; and

(c)	Schedule B sets out the material permits required to operate the Refinery, each of which the Company intends to apply for materially in accordance with the schedule set forth in the Prospectus Supplement of the Company dated January 18, 2021 filed with the Canadian Securities Commissions, as amended by the Offering Documents.

(39)	NI 43-101 Technical Report.

(a)	The Company made available to the respective authors thereof prior to the issuance of the Iron Creek Technical Report filed by the Company on SEDAR, for the purpose of preparing the Iron Creek Technical Report, all material information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(b)	the Iron Creek Technical Report complies in all material respects with the requirements of NI 43-101 as at the date of the Iron Creek Technical Report;

(c)	the Company is in compliance, in all material respects, with the provisions of NI 43-101; and

(d)	except as noted in the Offering Documents, all scientific and technical information (within the meaning of NI 43-101) disclosed in the Offering Documents: (i) is based upon information prepared, reviewed and/ or verified by or under the supervision of a "qualified person" (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101, and (iii) was true, complete and accurate in all material respects at the time of filing.

(40)	Insurance. The Company maintains insurance covering its properties, operations, personnel and businesses that the Company reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect such persons and the business of the Company; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date. The Company has no reason to believe that such persons will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their businesses at a cost that would not be reasonably expected to have a Material Adverse Effect on the Company.

(41)	Employment Matters.

(a)	The Company is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(b)	There has not been and there is not currently any labour disruption or conflict which would reasonably be expected to have a Material Adverse Effect on the Company.

(c)	Each material plan for retirement, bonus, stock purchase, profit sharing, stock options, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the "Employee Plans") has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan.

(d)	All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company.

(e)	To the knowledge of the Company, no officer, director, employee or security holder of the Company has any cause of action or other claim whatsoever against, or owes any amount to, the Company in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Company.

(42)	Related Party Transactions. Except as disclosed in the Offering Documents:

(a)	the Company does not owe any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at "arm's length" (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business;

(b)	except for usual employee or consulting arrangements made in the ordinary and normal course of business, the Company is not a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm's length with it; and

(c)	none of the directors, officers or employees of the Company, any known holder of more than ten percent (10%) of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Company, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company or its business.

(43)	Taxes. Except as disclosed to the Agent, the Company and the Material Subsidiaries have filed all federal, state, provincial, local and foreign tax returns which have been required to be filed, which such tax returns are correct and complete in all material respects, and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith. Except as otherwise disclosed in the Offering Documents, no tax deficiency has been determined adversely to the Company. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it.

(44)	Investment Company Act. The Company is not nor, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in the Offering Documents, as applicable, will be required to register as an "investment company" or an entity "controlled" by an "investment company", as such terms are defined in the Investment Company Act of 1940, as amended.

(45)	Finder's Fees. The Company has not incurred any liability for any finder's fees, brokerage commissions or similar payments in connection with the Offering, except as may otherwise exist with respect to the Agent pursuant to this Agreement.

(46)	No Improper Practices. (i) Neither the Company, any of its subsidiaries nor, to the Company's knowledge, any of the directors or officers of the Company or any of its subsidiaries has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi- public duty in violation of any Applicable Law; (ii) no relationship, direct or indirect, exists between or among the Company or any affiliate, on the one hand, and the directors, officers or shareholders of the Company, on the other hand, that is required by Canadian Securities Laws to be described in the Offering Documents that is not so described; and (iii) the Company has not offered, or caused any placement agent to offer, Common Shares or to make any payment of funds to any person with the intent to influence unlawfully (A) a customer or supplier of the Company to alter the customer's or supplier's level or type of business with the Company, or (B) a trade journalist or publication to write or publish favorable information about the Company or any of their respective products or services.

(47)	Operations. The operations of the Company are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws"); and no action, suit or proceeding by or before any court or Governmental Authority involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(48)	Due Diligence Matters. All documents and information delivered and provided by or on behalf of the Company to the Agent as a part of its due diligence in connection with the Offering were complete and accurate in all material respects.

(49)	Sales by Insiders. None of the Company's insiders has sold any securities issued by the Company or otherwise taken steps to reduce its, his or her financial exposure to the price or value of the Common Shares within the past 15 days from the date of this Agreement.

(50)	TSXV Listing. The Common Shares are accepted for trading on the TSXV under the symbol "FCC" and the Company has taken no action designed to delist the Common Shares from the TSXV, nor has the Company received any notification that the Canadian Securities Commissions or the TSXV is contemplating terminating such registration or listing. Except as disclosed in the Offering Documents, the Company has complied in all material respects with the applicable requirements of the TSXV for maintenance of inclusion of the Common Shares thereon. As at the Closing Date, the Company will have obtained all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the TSXV and the Canadian Securities Commissions, where applicable, required for the listing and trading of the Offered Securities subject only to satisfying their standard listing and maintenance requirements.

Section 8       REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE AGENT

(1)	The Agent hereby represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(c)	Marketing Materials. Other than the Term Sheets, the Agent has not provided any marketing materials to any potential investors in connection with the Offering.

(2)	The Agent hereby covenants and agrees with the Company to the following:

(a)	Compliance with Securities Laws. The Agent will comply with applicable securities laws (including Canadian Securities Laws) in connection with the distribution of the Offered Securities and cause a similar covenant to be contained in any agreement entered into with any Selling Firm. The Agent will not offer or sell, or solicit offers to buy any Offered Securities in the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws or any other jurisdiction where the offer or sale is not permitted, and in compliance with Schedule A to this Agreement.

(b)	Completion of Distribution. The Agent will use its commercially reasonable efforts to complete the distribution of the Offered Securities as promptly as possible after the Closing Time.

(c)	Distribution in Canada. The Agent is not a non-resident of Canada for purposes of the Tax Act. During the period of distribution of the Offered Securities by or through the Agent, the Agent will offer and sell the Offered Securities to the public only in the Filing Jurisdictions where they may lawfully be offered for sale upon the terms and conditions set forth in the Offering Documents and this Agreement, either directly or through any Selling Firm, provided that the Agent shall be entitled to assume that the Offered Securities are qualified for distribution in any Filing Jurisdiction where a receipt for the Final Base Shelf Prospectus has been issued.

(d)	Sales. The Agent will not, directly or indirectly, solicit offers to purchase or sell the Offered Securities or deliver any Offering Document to purchasers so as to require registration of the Offered Securities or the filing of a prospectus or registration statement with respect to the Offered Securities under the laws of any jurisdiction other than the Qualifying Jurisdictions.

Section 9       INDEMNIFICATION

(1)	The Company (referred to in this Section 9 as the "Indemnifying Party") agrees to indemnify and save harmless the Agent and its respective affiliates and subsidiaries (including its U.S. Affiliates) and each of their respective current or former directors, officers, partners, employees and shareholders, and each person, if any, who controls the Agent or its affiliates or subsidiaries (each referred to in this Section 9 as an " Indemnified Party") from and against all liabilities, claims, losses (other than loss of profits and consequential loss), actions, suits, proceedings, charges, costs, damages and expenses (each a " Claim"), whether joint or several, which an Indemnified Party suffers or incurs or is subject to, including all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses that may be incurred in advising with respect to investigating or defending any Claim, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)	any information or statement (except for statements relating solely to the Agent and furnished by it specifically for use in the Offering Documents) in the Offering Documents, Marketing Document or Supplementary Material being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except for statements relating solely to the Agent and furnished by them specifically for use in the Offering Documents) required to be stated therein or necessary to make any of the statements therein not misleading in the light of the circumstances in which they were made;

(b)	the non-compliance or alleged non-compliance by the Company with any requirements of Canadian Securities Laws or stock exchange requirements in connection with the transactions contemplated herein;

(c)	any breach of a representation or warranty of the Company contained in this Agreement or any certificate delivered hereto or the failure of the Company to comply with any of its obligations hereunder other than any such breaches or failures which have been waived by the Agent under this Agreement; or

(d)	any order made or any inquiry, investigation, or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange, or other competent authority (except any such proceeding or order based solely upon the activities of the Agent) or any change of law or the interpretation or administration thereof which operates to prevent or restrict the trading in or the distribution of the Offered Securities, or any other securities of the Company or any of them in any of the Qualifying Jurisdictions.

(2)	The Indemnifying Party agrees to waive any right they may have of first requiring the Indemnified Parties to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

(3)	Notwithstanding anything to the contrary contained herein, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were caused by the fraud, gross negligence or willful misconduct of the Indemnified Party. In the event and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable determines that an Indemnified Party was grossly negligent, fraudulent or willfully misconducted itself in connection with a Claim in respect of which the Company has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party will reimburse such funds to the Company and thereafter this indemnity will not apply to such Indemnified Party in respect of such claim.

(4)	The Indemnifying Party agrees that in case any legal proceeding shall be brought against an Indemnified Party by any person, governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate against the Indemnified Party and the Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Agent, the Agent shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party at their normal per diem rates for time spent in connection therewith) and disbursements and out-of-pocket expenses reasonably incurred by the Indemnified Party in connection therewith shall be paid by the Indemnifying Party as they occur.

(5)	Promptly after receipt of notice of the commencement of any legal proceeding against an Indemnified Party or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnifying Party, the Indemnified Party shall notify the Indemnifying Party in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnifying Party, unless the Indemnifying Party assumes the defence thereof, will keep the Indemnifying Party advised of the progress thereof and shall discuss with the Indemnifying Party all significant actions proposed. The omission so to notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability which the Indemnifying Party may have to the Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required results in the loss of substantive rights or defences in connection with such action, suit, proceeding, claim or investigation or results in a material increase in the liability which the Indemnifying Party would otherwise have under this indemnity had the Indemnified Party not so delayed in giving or failed to give the notice required hereunder.

(6)	The Indemnifying Party shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Indemnifying Party notifying the Indemnified Party in writing of its election to assume the defence and retaining counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Indemnifying Party, the Company throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

(7)	Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnifying Party's expense, to employ counsel of such Indemnified Party's choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Indemnifying Party; or (ii) the Indemnifying Party has not assumed the defence and employed counsel therefor promptly after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnifying Party or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate because there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on the Indemnified Party's behalf) or that there is a conflict of interest between the Indemnifying Party and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnifying Party shall not have the right to assume or direct the defence on the Indemnified Party's behalf), provided that the Indemnifying Party shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all Indemnified Parties.

(8)	No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Indemnified Parties affected unless such settlement includes an unconditional release of each Indemnified Party from any liabilities arising out of such claim without any admission of negligence, misconduct, liability or responsibility by any Indemnified Party. No admission of liability shall be made and the Indemnifying Party shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent.

(9)	The Indemnifying Party hereby acknowledges that the Agent acts as trustee for the other Indemnified Parties of the Indemnifying Party's covenants under this indemnity and the Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

(10)	The indemnity and contribution obligations of the Indemnifying Party shall be in addition to any liability which the Indemnifying Party may otherwise have, shall extend upon the same terms and conditions to all Indemnified Parties and shall be binding upon and enure to the benefit of any successors and assigns, of the Indemnifying Party and the Indemnified Parties.

Section 10     CONTRIBUTION

(1)	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 9(1) would otherwise be available in accordance with its terms but is, for any reason (other than Section 9(3)), held to be unavailable to or unenforceable by the Indemnified Party or enforceable otherwise than in accordance with its terms or is insufficient to hold the Indemnified Party harmless, the Indemnifying Party shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits in connection with the distribution of the Offered Securities) of the nature contemplated in this Section 10 and suffered or incurred by the Indemnified Parties in such proportions as is appropriate to not only reflect the relative benefits received by the Company on the one hand and the Agent on the other hand from the distribution of the Offered Securities but also the relative fault of the Company on one hand and the Indemnified Parties on the other hand in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses, as well as any other equitable considerations determined by a court of competent jurisdiction; provided that the Company shall, in any event contribute to the amount paid or payable by the Agent as a result of such expense, loss, claim damage or liability any excess of such amount over the amount of the fees received by the Agent hereunder.

(2)	In the event that the Indemnifying Party is held to be entitled to contribution from the Agent under the provisions of any Applicable Law, the Indemnifying Party shall be limited to contribution in an amount not exceeding the lesser of:

(a)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Agent is responsible, as determined above; and

(b)	the amount of the aggregate fee actually received by the Agent from the Indemnifying Party hereunder, provided that the Agent shall not be required to contribute more than the fee actually received by the Agent.

(3)	With respect to Section 9 and this Section 10, the Company acknowledges and agrees that the Agent is contracting on its own behalf and as agents for its respective affiliates and subsidiaries and each of its respective directors, officers, partners, employees and shareholders, and each person, if any, controlling the Agent or any of its subsidiaries or affiliates and each shareholder of the Agent. Accordingly, the Company hereby constitutes the Agent as agent for each person who is entitled to the covenants of the Company contained in Section 9 and this Section 10, and is not a party hereto and the Agent agree to accept such agents and to hold in trust for and to enforce such covenants on behalf of such persons.

Section 11        COVENANTS OF THE COMPANY

(1)           The Company covenants and agrees with the Agent that:

(a)	the Company will advise the Agent, promptly after receiving notice thereof, of the time when each Offering Document has been filed, and will provide evidence satisfactory to the Agent of each such filing;

(b)	between the date hereof and the date of completion of the distribution of the Offered Securities, the Company will advise the Agent, promptly after receiving notice or obtaining knowledge thereof, of:

(i)            the issuance by any Canadian Securities Commission or U.S. securities regulator of any order suspending or preventing the use of any of the Offering Documents;

(ii)           the issuance by any Canadian Securities Commission or the TSXV of any order having the effect of ceasing or suspending the distribution of the Offered Securities or the trading in any securities of the Company, or of the institution or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or

(iii)          any requests made by any Canadian Securities Commission for amending or supplementing any of the Offering Documents or for additional information;

and the Company will use its commercially reasonable efforts to prevent the issuance of any order referred to in subparagraphs (b)(i), (b)(ii) or (b)(iii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)	the Company will use its commercially reasonable efforts to obtain the conditional listing of the Offered Securities on the TSXV by the Closing Time, subject only to the official notice of issuance; and

(d)           the Company will use the net proceeds from the Offering for the purposes described in the Offering Documents.

(2)	Prior to the completion of the distribution of the Offered Securities, the Company will file all documents required to be filed with or furnished to the Canadian Securities Commissions pursuant to Canadian Securities Laws.

(3)	Except as contemplated by this Agreement, the Company will not, without the prior written consent of the Agent (not to be unreasonably withheld), directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Company may (a) issue securities (including stock options) in connection with compensation for directors, officers, employees and consultants, (b) issue securities of the Company upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities existing on the Closing Date or upon the exercise of stock options subsequently granted as permitted by this section (including, for certainty, any convertible notes issued concurrently with the closing of the Offering in the Note Offering in order to satisfy the Funding Condition), and (c) issue securities of the Company as consideration for the acquisition of a business.

Section 12        COMPENSATION OF THE AGENT

In consideration of the Agent's services to be rendered in connection with the Offering, the Company shall, at the Closing Time, pay to the Agent a cash fee (the "Agent's Fee") equal to 6.0% of the aggregate gross cash proceeds received from the sale of the Offered Securities.

Section 13        ALL TERMS TO BE CONDITIONS

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle the Agent to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Time. It is understood that the Agent may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agent in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agent any such waiver or extension must be in writing and signed by the Agent.

Section 14        TERMINATION BY THE AGENT

(1)	The Agent shall also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect to the Company at or prior to the Closing Time, if after the date hereof and prior to the Closing Time:

(a)	there is a material change or a change in a material fact or new material fact shall arise or there should be discovered any previously undisclosed material fact required to be disclosed in the Offering Documents that has or would be expected to have, in the sole opinion of the Agent, a significant adverse change or effect on the business or affairs of the Company or on the market price or the value of the securities of the Company;

(b)	there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism or accident) or major financial occurrence of national or international consequence including by way of COVID-19 (which, in the case of COVID-19, only to the extent that there are material adverse developments related thereto on or after August 26, 2021) or a new or change in any law or regulation which in the sole opinion of any Agent, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company, (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the TSXV or securities commission which involves a finding of wrong-doing, or (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Common Shares or any other securities of the Company is made or threatened by a securities regulatory authority;

(c)	the Company is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement becomes or is false in any material respect; or

(d)	the state of the financial markets in Canada or elsewhere where it is planned to market the Offered Securities s is such that, in the reasonable opinion of the Agent, the Offered Securities cannot be marketed profitably.

(2)	If this Agreement is terminated by the Agent pursuant to Section 14, there shall be no further liability on the part of the Agent or of the Company to the Agent, except in respect of any liability which may have arisen or may thereafter arise under Section 9, Section 10 and Section 17.

(3)	The right of the Agent to terminate its obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement.

Section 15        CLOSING

The closing of the purchase and sale of the Offered Securities herein provided for shall be completed at 8:00 a.m. (Toronto time) on September 1, 2021, or such other date and/or time as may be agreed upon in writing by the Company and the Agent, but in any event not later than September 30, 2021 (respectively, the "Closing Time" and the "Closing Date"), by the electronic exchange of documents, nominally occurring at the offices of Fasken in Toronto, Ontario. In the event that the Closing Time has not occurred on or before 5:00 p.m. (Toronto time) on September 30, 2021, this Agreement shall, subject to Section 14(2) hereof or unless the Company and the Agent otherwise agree in writing, terminate.

Section 16        CONDITIONS OF CLOSING

(1)	The obligations of the Agent under this Agreement is subject to the accuracy of the representations and warranties of the Company contained in this Agreement both as of the date of this Agreement and the Closing Time, the performance by the Company of its obligations under this Agreement including the Funding Condition in Section 19 and receipt by the Agent, at the Closing Time, of the following:

(a)	a favourable legal opinion, dated the Closing Date, in form and substance and subject to customary qualifications and assumptions satisfactory to the Agent, acting reasonably, from Fasken Martineau DuMoulin LLP or local counsel, in its capacity as the Company's Canadian counsel, as to matters of Canadian federal and provincial law, addressed to the Agent and the Agent's counsel;

(b)	a favourable legal opinion dated the Closing Date, in form and substance satisfactory to the Agent, acting reasonably, from Fasken Martineau DuMoulin LLP with regard to:

(i)            the status and good standing of each Material Subsidiary; and

(ii)	the authorized share capital of each Material Subsidiary, and as to the number of issued and outstanding shares in the capital of each Material Subsidiary and the owner of such shares;

(c)	a favourable legal opinion dated the Closing Date, in form and substance satisfactory to the Agent, acting reasonably, from Griener Lambert Professional Corporation as to title to and ownership rights in respect of the Refinery (the "Refinery Opinion");

(d)	an undertaking of the Company, to deliver within 30 days of the Closing Date, a favourable legal opinion, in form and substance satisfactory to the Agent, acting reasonably, from Idaho legal counsel to the Company, as to title to and ownership rights in respect of the Iron Creek Project;

(e)	if any of the Offered Securities are offered or sold in the United States, the Agent shall have received at the Closing Time a customary and favourable legal opinion from the Company’s special United States counsel, Troutman Pepper Hamilton Sanders LLP, dated the Closing Date, in form and substance reasonably satisfactory to the Agent, to the effect that no registration is required under the U.S. Securities Act in connection with the offer and sale of the Offered Securities, provided, in each case, that such offer and sale of Offered Securities in the United States is made in compliance with this Agreement and the terms set out in Schedule A hereto. In providing the foregoing opinion, such counsel may rely upon the covenants, representation and warranties of the Company and the Agent set forth in this Agreement and Schedule A hereto, and upon the covenants, representations and warranties of any purchasers of Offered Securities;

(f)	certificates or evidence of registration representing, in the aggregate, the Offered Securities issuable on such date registered in the name of CDS or its nominee or in such other name(s) as the Agent shall have directed;

(g)	the auditor's comfort letters dated the Closing Date, updating the comfort letters referred to in Section 5(4) above with such changes as may be necessary from the comfort letters delivered previously to bring the information therein forward to a date which is within two Business Days of such date;

(h)           the applicable Agent Fee payable to the Agent in accordance with Section 12(1);

(i)	on the Closing Date, evidence satisfactory to the Agent that the Offered Securities have been conditionally approved for listing on the TSXV, subject only to satisfaction of customary conditions;

(j)	a certificate, dated the Closing Date, and signed on behalf of the Company, but without personal liability, by the President and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Agent, certifying that: (i) the Company has complied in all material respects with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Company at or prior to the Closing Time; (ii) except to the extent such representations and warranties are given as of a particular date (in which case they will be true and correct in all material respects as of such date), all the representations and warranties of the Company contained herein are true and correct in all material respects as of the Closing Time, with the same force and effect as if made at and as of the Closing Time, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Company since the date hereof which has not been generally disclosed and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) that, to the best of the knowledge, information and belief of the persons signing such certificate, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(k)	a certificate dated the Closing Date, signed on behalf of the Company, but without personal liability, by the President and Chief Executive Officer of the Company or another officer acceptable to the Agent, acting reasonably, in form and content satisfactory to the Agent, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Offered Securities the authorization of this Agreement, the certificate representing the listing of the Offered Securities on the TSXV and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(l)	at the Closing Time, the Company's directors and officers, shall have entered into lock-up agreements in form and substance satisfactory to the Agent, acting reasonably, evidencing their agreement to not, without the consent of the Agent, which consent shall not be unreasonably withheld, issue, sell, grant any option for the sale of, or otherwise dispose or monetize, or offer to announce any intention to do so, in a public offering or by way of private placement or otherwise, any Offered Securities or any securities convertible or exchangeable into Offered Securities for a period of 90 days after the Closing Date;

(m)	a certificate of status (or equivalent) for the Company and each Material Subsidiary dated within one (1) Business Day (or such earlier or later date as the Agent may accept) of the Closing Date; and

(n)           such other documents as the Agent or counsel to the Agent may reasonably require.

Section 17        EXPENSES

The Company will pay all reasonable expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities and the filing of the Offering Documents; (ii) the fees and expenses of the Company's legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) all reasonable and direct expenses of the Agent, including, without limitation: (A) the out-of-pocket expenses of the Agent in connection with due diligence and marketing meetings; (B) printing costs; and (C) all reasonable fees and disbursements of the Agent's legal counsel, up to a maximum amount of $125,000, plus applicable taxes and disbursements ((i) to (iv) collectively, the "Agent's Expenses"). All Agent's Expenses incurred by the Agent, or on its behalf, shall be payable by the Company immediately upon receiving an invoice therefor from the Agent and shall be payable whether or not the Offering is completed. At the option of the Agent, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the closing of the Offering. Regardless of whether the transactions contemplated herein are completed or not, the Company will pay the Agent's Expenses, as described in this Section 17.

Section 18        RELATIONSHIP

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Securities pursuant to this Agreement, including the determination of the Offering Price, the Offered Securities and any related discounts and commissions, is an arm's -length commercial transaction between the Company, on the one hand, and the Agent, on the other hand, (b) the Agent is not retained to act as an advisor to any other party, including the Company's security holders, management or directors in their personal capacity; (c) the Agent acts as a trader of, and dealer in, securities both as principal and on behalf of clients and that in the ordinary course of its trading and dealing activities, the Agent and its affiliates at any time may hold long or short positions in the securities of the Company or any of its respective related entities and, from time to time, may have executed or may execute transactions on behalf of such persons; (d) the Agent conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to any such person and/or the Offering; (e) the Agent or its controlling shareholder, Bank of Montreal, may extend loans or provide other financial services in the ordinary course of business to any such person (collectively, "BMO Business"), and the Company agrees not to seek to restrict or challenge the ability of the Agent, Bank of Montreal or their affiliates to conduct BMO Business, (f) the Agent has not assumed or will not assume an advisory or fiduciary responsibility in favour of the Company or its security holders, creditors, employees or any other party with respect to the Offering or the process leading thereto (irrespective of whether the Agent has advised or is currently advising the Company on other matters) and the Agent does not have any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (g) the Agent and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (h) the Agent has not provided any legal, investment, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, investment, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 19        FUNDING CONDITION

The Agent understands that the Company requires funding for the Refinery Project in excess of the proceeds of the Offering, and has entered into subscription agreements with certain investors for the issuance of convertible notes with an initial principal amount of US$37.5 million, with an investor option to increase the principal amount of convertible notes by an additional US$7.5 million (the “Note Offering”). In addition to the terms and conditions described elsewhere herein, the completion of the Offering is conditional on the concurrent completion of the Note Offering (the "Funding Condition").

Section 20        NOTICES

(1)           Any notice to be given hereunder shall be in writing and may be given by hand delivery or email and shall be addressed and emailed or delivered to:

(a)           in the case of notice to the Company:

First Cobalt Corp.

401 Bay Street, 6th Floor

Toronto, Ontario, M6H 2Y4

Attention:	Trent Mell, President, CEO & Director
Email:	tmell@firstcobalt.com

with a copy to (such copy not to constitute notice):

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre, 333 Bay Street, Suite 2400, P.O. Box 20

Toronto, Ontario M5H 2T6

Attention:	Bradley Freelan
Email:	bfreelan@fasken.com

(b)           in the case of notice to the Agent:

BMO Nesbitt Burns Inc. 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, ON M5X 1H3

Attention:	Rahim Bapoo, Managing Director
Email:	rahim.bapoo@bmo.com

with a copy to (such copy not to constitute notice):

Bennett Jones LLP

100 King Street W, Suite 3400

Toronto, Ontario, M5X 1A4

Attention:	James Clare, Partner
Email:	clarej@bennettjones.com

(2)	The Company and the Agent may change their respective addresses for notice by notice given in the manner referred to above.

Section 21        SURVIVAL

The representations, warranties, obligations and agreements of the Company and of the Agent contained herein or delivered pursuant to this Agreement shall survive for a period of two years after the Closing Date and shall continue in full force and effect and the Agent shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Agent may undertake or which may be undertaken on the Agent's behalf.

Section 22        MARKET STABILIZATION

In connection with the distribution of the Offered Securities, the Agent may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Agent at any time.

Section 23        ENTIRE AGREEMENT

Any and all previous agreements with respect to the purchase and sale of the Offered Securities, whether written or oral, are terminated and this Agreement constitutes the entire agreement between the Company and the Agent with respect to the Offered Securities.

Section 24        GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario and the federal laws of Canada applicable therein.

Section 25        TIME OF THE ESSENCE

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[Signature page follows]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us.

Yours very truly,

BMO NESBITT BURNS INC.

Per:	“Rahim Bapoo”

Name:	Rahim Bapoo
Title:	Managing Director

The foregoing is in accordance with our understanding and is accepted by us.

FIRST COBALT CORP.

Per:	“Trent Mell”

Name:	Trent Mell
Title:	President, CEO & Director

[Signature page to the Agency Agreement]

SCHEDULE A

UNITED STATES OFFERS AND SALES

As used in this Schedule A, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agency Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of an advertisement in a publication with a general circulation in the United States that refers to the Offering of the Offered Securities;

(b)	“Foreign Issuer” means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it includes any issuer which is a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are owned of record either directly or indirectly by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c)	“General Solicitation” or “General Advertising” means “general solicitation” or “general advertising”, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the Internet, or broadcast over radio, or television or the Internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)           “Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(e)           “Regulation D” means Regulation D adopted by the SEC under the U. S. Securities Act;

(f)            “Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)           “SEC” means the United States Securities and Exchange Commission; and

(h)           “Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S.

Representations, Warranties and Covenants of the Agent

The Agent acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, the Agent represents, warrants and covenants to and with the Company, as at the date hereof and as at the Closing Date, that:

1.	It has not offered or sold, and will not offer or sell, any Offered Securities except (a) offers of Offered Securities for sale by the Company in Offshore Transactions in compliance with Rule 903 of Regulation S and (b) offers of Offered Securities for sale by the Company in the United States to Qualified Institutional Buyers in compliance with Section 4(a)(2) of the U.S. Securities Act and in compliance with applicable state securities laws. Accordingly, except with respect to offers of Offered Securities for sale by the Company to Qualified Institutional Buyers in reliance upon Section 4(a)(2) of the U.S. Securities Act, none of the Agent, its U.S. Affiliate or any person acting on either of their behalf has engaged or will engage in (i) any offer to sell or any solicitation of an offer to buy, Offered Securities to any person in the United States, or (ii) any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Agent, U.S. Affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts.

2.	All offers of Offered Securities that have been or will be made by it in the United States have been or will be made through its U.S. Affiliate, and in compliance with all applicable U.S. federal and state broker-dealer requirements. Its U.S. Affiliate is duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or will be made (unless exempted from the respective state’s broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc.

3.	It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Securities, except with its U.S. Affiliate, any Selling Firm or with the prior written consent of the Company. The Agent shall require its U.S. Affiliate and each Selling Firm through which it effects offers and sales to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that its U.S. Affiliate and such Selling Firm complies with, the provisions of this Schedule A applicable to such Agent as if such provisions applied to its U.S. Affiliate and Selling Firm.

4.	Offers and sales of the Offered Securities in the United States by the Agent through its U.S. Affiliate have not been and will not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.	Any offer of, or solicitation of an offer to buy, the Offered Securities that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in accordance with Section 4(a)(2) of the U.S. Securities Act in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6.	All offerees of the Offered Securities solicited by it that are in the United States shall be informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the Offered Securities are being offered and sold to such persons in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(a)(2) of the U.S. Securities Act, and similar exemptions under applicable state securities laws.

7.	Each offeree of Offered Securities in the United States has been or shall be provided with a copy of the U.S. Memorandum in connection with such offer. Prior to any sale of the Offered Securities in the United States or to a person who was offered the Offered Securities in the United States, each such purchaser shall be provided with a copy of the U.S. Memorandum, and no written material other than the U.S. Memorandum was used in connection with the offer and sale of the Offered Securities in the United States.

8.	Each Qualified Institutional Buyer solicited by the Agent or its U.S. Affiliate will be informed that the Offered Securities are “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act that will not be represented by certificates that bear a U.S. restrictive legend or identified by a restricted CUSIP number, are subject to restrictions if in the future it decides to offer, sell, pledge, or otherwise transfer, directly or indirectly, any of such Offered Securities as set forth in the U.S. Memorandum (and Exhibit A thereto), and that it must implement appropriate internal controls and procedures to ensure that such Offered Securities shall be properly identified in its records as restricted securities that are subject to the transfer restrictions set forth therein notwithstanding the absence of a U.S. restrictive legend or restricted CUSIP number.

9.	Immediately prior to making offers in the United States, the Agent, its affiliates (including its U.S. Affiliate), and any person acting on any of their behalf had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer, with respect to which the Agent or its affiliates (including its U.S. Affiliate) had a pre-existing business relationship; and at the time of completion of each sale to a purchaser in the United States, the Agent, its affiliates (including its U.S. Affiliate), and any person acting on any of their behalf will have reasonable grounds to believe and will believe, that each such purchaser is a Qualified Institutional Buyer.

10.	It agrees to deliver, through the U.S. Affiliate, to each offeree in the United States to whom it offers or from whom it solicits any offer to buy the Offered Securities the U.S. Memorandum. No other written material will be used in connection with the offer or sale of the Offered Securities in the United States.

11.	Prior to the completion of any sale of the Offered Securities to a purchaser in the United States or who was offered Offered Securities in the United States, each such purchaser will be required to properly complete, execute and deliver a U.S. QIB Agreement in the form attached to the U.S. Memorandum as Exhibit A.

12.	At least one business day prior to any Closing Date, the Company will be provided with a list of all offerees and purchasers of the Offered Securities in the United States and purchasers who were offered Offered Securities in the United States, and copies of all executed a U.S. QIB Agreements.

13.	None of the Agent, its U.S. Affiliate or any person acting on either of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

14.	At the Closing Date, the Agent will, together with its U.S. Affiliate, provide a certificate, substantially in the form of Exhibit I to this Schedule A, relating to the manner of the offer and sale of the Offered Securities in the United States. Failure to deliver such a certificate shall constitute a representation by the Agent and its U.S. Affiliate that neither it nor anyone acting on either of their behalf has offered or sold Offered Securities in the United States.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees, as at the date hereof and as at the Closing Date, that:

1.	The Company is, and on the Closing Date will be, a Foreign Issuer with no Substantial U.S. Market Interest in its Common Shares.

2.	The Company is not, and following the application of the proceeds from the sale of the Offered Securities will not be, registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

3.	Except with respect to sales of Offered Securities to Qualified Institutional Buyers solicited by the Agent through the U.S. Affiliate in reliance upon Section 4(a)(2) of the U.S. Securities Act, neither the Company nor any of its affiliates, nor any person acting on any of their behalf (other than the Agent, its affiliates (including its U.S. Affiliate) and any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities in the United States; or (B) any sale of the Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States, or (ii) the Company, its affiliates and any person acting on either of their behalf reasonably believe that the purchaser is outside the United States.

4.	During the period in which Offered Securities are offered for sale, none of the Company, any of its affiliates, or any person acting on any of their behalf (other than the Agent, its affiliates (including its U.S. Affiliate) and any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made), has made or will make any Directed Selling Efforts with respect to the Offered Securities, or has taken or will take any action that would cause (i) the exclusion from the registration requirements of the U.S. Securities Act afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities in Offshore Transactions pursuant to this Agreement, or (ii) the exemption from the registration requirements of the U.S. Securities Act afforded by Section 4(a)(2) of the U.S. Securities Act to be unavailable for offers and sales of the Offered Securities in the United States pursuant to this Agreement.

5.	None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Agent, its affiliates (including its U.S. Affiliate) and any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made) have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Securities in the United States, or have acted or will act in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.	None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Agent, its affiliates (including its U.S. Affiliate) and any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell, for a period commencing six months prior to the commencement of the Offering and ending six months following the Closing Date, any securities in a manner that would be integrated with the offer and sale of the Offered Securities and would cause (i) the exemption from registration provided by Section 4(a)(2) of the U.S. Securities Act to be unavailable for offers and sales of the Offered Securities in the United States or (ii) the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities outside the United States.

7.	None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Agent, its affiliates (including its U.S. Affiliate) and any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

8.	The Company shall duly prepare and file with the SEC and any applicable state securities regulatory authorities, within the prescribed time periods, such notices and other documents as are required to be filed under the U.S. Securities Act and state securities laws of the states in which the Offered Securities are sold to satisfy the requirements of applicable exemptions from registration or qualification of the Offered Securities under such laws.

Exhibit I to Schedule A

AGENT’S CERTIFICATE

In connection with the private placement in the United States of Common Shares (the “Offered Securities”) of First Cobalt Corp. (the “Company”) pursuant to the Agency Agreement dated as of August 26, 2021 between the Company and the Agent named therein (the “Agent”), each of the undersigned does hereby certify as follows:

(a)	the undersigned U.S. affiliate of the undersigned Agent (the “U.S. Affiliate”) that offered the Offered Securities for sale by the Company in the United States is duly registered as a broker or dealer under the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale of Offered Securities made in the United States;

(b)	all offers and sales of the Offered Securities in the United States were made only through the U.S. Affiliate and have been effected in accordance with all applicable U.S. broker-dealer requirements and the terms and conditions set forth in the Agency Agreement (including any exhibits thereto) and the U.S. Memorandum;

(c)	immediately prior to transmitting the U.S. Memorandum to offerees in the United States, we had reasonable grounds to believe and did believe that each such person was a Qualified Institutional Buyer, and we continue to believe that each such person purchasing Offered Securities that we have arranged is a Qualified Institutional Buyer on the date hereof;

(d)	each offeree of Offered Securities in the United States that was a Qualified Institutional Buyer, prior to the time of such offeree’s purchase of the Offered Securities, was provided with a copy of the U.S. Memorandum, and we did not use any other written material in connection with the offer or sale of Offered Securities in the United States to Qualified Institutional Buyers pursuant to Section 4(a)(2) of the U.S. Securities Act;

(e)	no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including without limitation advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet or broadcast over radio or television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Securities in the United States;

(f)	prior to any sale of Offered Securities by the Company in the United States to a Qualified Institutional Buyer arranged by us, we obtained an executed U.S. QIB Agreement in the form set forth as Exhibit A to the U.S. Memorandum, and a copy of each such Exhibit has been delivered to the Company;

(g)	neither the undersigned nor any affiliates of the undersigned have taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities;

(h)	all offerees and purchasers in the United States have been informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers without registration in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable state securities laws; and

(i)	all offers and sales of the Offered Securities have been conducted by us in accordance with the terms of the Agency Agreement, including Schedule A thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein. This Agent’s Certificate may be relied upon by counsel to the Company as if originally issued to such counsel.

Dated this                   day of                   , 2021.

[AGENT]	[NAME OF U.S. AFFILIATE]

By:	By:
Name:	Name:
Title:	Title:

B-1

SCHEDULE B

REFINERY PERMITS

1.	Amendment of the existing Industrial Sewage Works (ISX) Environmental Compliance Approval with the Ministry of Environment, Conservation and Parks (MECP).

2.        Amendment of the existing Air and Noise Environmental Compliance Approval with the Ministry of Environment, Conservation and Parks (MECP).

3.	Permit to take water (PTTW) from the Ministry of Environment, Conservation and Parks (MECP).

4.        Amendment of the Closure Plan on file with the Ministry of Energy, Northern Development and Mines.